Exhibit 99.1

LOTUS TECH

group-lotus.com

Lotus Technology Reports Unaudited Third Quarter and First Nine Months 2025 Financial Results

•	Delivered 4,612 vehicles[1] and achieved total revenue of $356 million in first nine months of 2025.
•	Gross margin improved to 8% in the third quarter, reflecting healthier inventory dynamics and continued recovery in underlying profitability.
•	Net loss narrowed by approximately 68% in the third quarter and 43% for the nine-month period ended September 30, 2025, on a YoY basis.
•	Upcoming launch of new PHEV model reaffirming commitment to diversified energy strategy.

New York – November 24, 2025 – Lotus Technology Inc. (“Lotus Tech” or the “Company”), a leading global intelligent and luxury mobility provider, today announced its unaudited financial results for the third quarter and nine months ended September 30, 2025.

Operating Highlights of the First Nine Months of 2025

In the first nine months of 2025, the Company achieved total deliveries1 of 4,612 units, representing a transitional period characterized by the tariff impact, gradual destocking and the phased commencement of upgraded model deliveries.

Deliveries in the first nine months of 2025 were primarily contributed from China and Europe. Growth in China deliveries outpaced the premium auto segment2 in China, underscoring the competitive strength of the Company’s product portfolio in an increasingly competitive landscape.

Gross margin improved to 8% in the third quarter as a result of a favorable increase in the share of upgraded model in our total deliveries, reflecting healthier inventory dynamics and continued recovery in underlying profitability.

The Company also confirmed that a new PHEV model will be unveiled in the coming months, further expanding its electrification product roadmap and addressing consumer demand in diversified powertrain segments. The PHEV model is expected to feature 900V hybrid platform that provides a combined driving range of over 1,000km, as well as industry leading Dual Hyper Charging technology.

Deliveries1 by Model Type

	Jan-Sep 2025	Jan-Sep 2024	% Change (YoY)
Lifestyle SUV and Sedan	3,314	4,044	(18)%
Sportscars	1,298	3,629	(64)%
Total	4,612	7,673	(40)%

Deliveries1 by Region

	Jan-Sep 2025		Jan-Sep 2024
	Units	Region %	Units	Region %
Europe	1,573	34%	2,688	35%
China	2,138	46%	1,925	25%
North America	707	16%	1,665	22%
Rest of the World	194	4%	1,395	18%
Total	4,612	100%	7,673	100%

LOTUS TECH

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Following Geely’s and Etika’s exercise of their put options in April 2025 and June 2025, the Company is preparing for and steadily advancing the strategic acquisition of Lotus UK. The acquisition is expected to enable the Company to integrate the businesses under the Lotus brand and enhance operational efficiency. While closing is now expected to occur in 2026, the Company maintains active cooperation with Lotus UK and is methodically and prudently developing detailed integration plans to ensure a smooth transition and maximize synergies post-closing.

Financial Highlights of the First Nine Months of 2025

•	Total revenues were $356 million, a 46% YoY decrease.
•	Gross margin was 8%, versus 9% for the same period of 2024.
•	Operating loss was $357 million, narrowed by 40% YoY.
•	Net loss was $378 million, narrowed by 43% YoY.
•	Adjusted EBITDA (non-GAAP) was a $294 million, narrowed by 48% YoY.

Key Financial Results

The table below summarizes key preliminary financial results for the nine months ended September 30, 2025.

(in millions of U.S. dollars, unaudited)

	Jan-Sep 2025	Jan-Sep 2024	% Change (YoY)
Revenue	356	653	(46)%
Cost of revenue	327	594	(45)%
Gross profit	29	59	(51)%
Gross margin (%)	8%	9%
Operating loss	(357)	(598)	(40)%
Net loss	(378)	(667)	(43)%
Adjusted net loss(A)	(376)	(633)	(41)%
Adjusted EBITDA(A)	(294)	(563)	(48)%

(A) Non-GAAP measure. See “Non-GAAP Financial Measures” and “Appendix D – Unaudited Reconciliation of GAAP and Non-GAAP results (Adjusted net loss/Adjusted EBITDA)” for details and a reconciliation of adjusted metrics to the nearest GAAP measure.

Recent Developments

•	Lotus at IAA Mobility 2025: On September 5, 2025, Lotus made an impressive appearance at IAA Mobility 2025. Lotus showcased its award-winning concept car Theory 1, hyper-SUV Eletre, hyper-GT Emeya and mid-engine sportscar Emira, bringing together the Company’s diverse portfolio to demonstrate the Company’s commitment to technology and innovation.
•	Lotus GT Racing Series: On September 14, 2025, the third round of the 2025 Lotus GT Racing Series concluded successfully. This season has marked a breakthrough in international participation, bringing together 28 drivers and 9 teams from multiple countries and regions, forming a uniquely global racing lineup.

LOTUS TECH

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•	London Design Festival: On September 15, 2025, Lotus held D.N.A. x DNA, an immersive exhibition at the Lotus Mayfair showroom as part of London Design Festival 2025, where Lotus served as the festival’s official automotive partner.
•	Macau Grand Prix Victories: On November 16, 2025, the 72nd Macau Grand Prix came to a thrilling close. Drivers Lu Wenlong and Liu Kai Shun, piloting the Lotus Emira GT4, claimed the championship and third place respectively in the Greater Bay Area GT Cup (GT4), adding further glory to Lotus sports cars.

CEO and CFO Comments

Mr. Qingfeng Feng, Chief Executive Officer, commented: "Despite a turbulent external environment, we continue to deliver on our global strategy with discipline and forward momentum. The upcoming PHEV marks an important milestone in our diversified energy strategy. Meanwhile, the put option transaction will be a core step toward unification of our Lotus brand and long-term value creation. Together, these efforts are expected to position us for greater efficiency and competitiveness in the global landscape. "

Dr. Daxue Wang, Chief Financial Officer, commented: "Our efforts in cost discipline and inventory optimization are reflected in the significantly narrowed loss for both the quarter and year-to-date. We remain focused on prudent resource allocation and margin enhancement, while also preparing for a more dynamic operating environment in the quarters ahead.”

Operating and Financial Results of the Third Quarter of 2025

•	Total revenues were $137 million, a 46% YoY decrease.
•	Gross margin was 8%, versus 3% for the same period of 2024.
•	Operating loss was $94 million, narrowed by 41% YoY.
•	Net loss was $65 million, narrowed by 68% YoY.
•	Adjusted EBITDA (non-GAAP) was a loss of $54 million, narrowed by 70% YoY.

LOTUS TECH

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Deliveries1 by Model Type

	3Q 2025	3Q 2024	% Change (YoY)
Lifestyle SUV and Sedan	1,392	1,616	(14)%
Sportscars	407	1,153	(65)%
Total	1,799	2,769	(35)%

Key Financial Results

The table below summarizes key preliminary financial results for the third quarter in 2025.

(in millions of U.S. dollars, unaudited)

	3Q 2025	3Q 2024	% Change (YoY)
Revenue	137	255	(46)%
Cost of Revenue	126	247	(49)%
Gross profit	11	8	33%
Gross margin (%)	8%	3%
Operating loss	(94)	(160)	(41)%
Net loss	(65)	(206)	(68)%
Adjusted net loss(A)	(65)	(209)	(69)%
Adjusted EBITDA(A)	(54)	(182)	(70)%

(A) Non-GAAP measure. See “Non-GAAP Financial Measures” and “Appendix D – Unaudited Reconciliation of GAAP and Non-GAAP results (Adjusted net loss/Adjusted EBITDA)” for details and a reconciliation of adjusted metrics to the nearest GAAP measure.

Conference Call

Lotus Tech management will host an earnings conference call at 7:00 AM U.S. Eastern Time on Monday, November 24, 2025 (13:00 Central European Time / 20:00 China Standard Time on the same day).

There will be a live audio webcast and replay available following completion of the call on the Company’s investor relations website at https://ir.group-lotus.com/.

For participants who wish to join the call, please complete online registration prior to the scheduled call start time using the link provided below. Upon registration, participants will receive a confirmation email with conference call access information, including dial-in numbers and a unique PIN. Participant online registration link: https://register-conf.media-server.com/register/BIa3e47dbbf2804a9e91809ef2acae7125

Note 1: Including commissioned deliveries in US market.

The volume of delivery previously announced by the Company was based on the number of vehicles invoiced in the China market and the number of vehicles in relation to which revenue had been recognized for markets outside China, and included commissioned deliveries in the US market. Starting from the three months ended June 30, 2025, the presentation of delivery data has been unified and the volume of delivery reported represents the number of vehicles in relation to which revenue has been recognized for all markets and includes commissioned deliveries in the US market. Historical data presented in this press release has been adjusted to reflect this change.

Note 2: Based on market data of retail sales volume in Jan-Sep 2025 in Mainland China. Premium auto segment refers to passenger vehicles pricing over RMB 400,000.

LOTUS TECH

group-lotus.com

– END –

About Lotus Technology Inc.

Lotus Technology Inc. has operations across the UK, the EU and China. The Company is dedicated to delivering luxury lifestyle battery electric vehicles, with a focus on world-class R&D in next-generation automobility technologies such as electrification, digitalisation and more. For more information about Lotus Technology Inc., please visit www.group-lotus.com.

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, including adjusted net loss and adjusted EBITDA in evaluating its operating results and for financial and operational decision-making purposes. Adjusted net loss represents net loss excluding share-based compensation expenses, and such adjustment has no impact on income tax. Lotus Tech defines adjusted EBITDA as net loss excluding interest income, interest expense, income tax expenses, depreciation of property, equipment and software, and share-based compensation expenses. The Company believes that non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. Non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for financial information prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure. The Company mitigates these limitations by reconciling non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance. For more information on non-GAAP financial measures, please see "Appendix D – Unaudited Reconciliation of GAAP and Non-GAAP Results (Adjusted net loss/Adjusted EBITDA)" set forth at the end of this press release.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology although not all forward-looking statements contain such terminology. Forward-looking statements involve inherent risks and uncertainties, including those identified under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Lotus Tech undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Contact Information

For investor inquiries

ir@group-lotus.com

LOTUS TECH

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Appendix A

Lotus Technology Inc.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands)

	As of
	September 30, 2025	December 31, 2024
	US$	US$
ASSETS
Current assets
Cash	65,305	103,072
Restricted cash	360,703	379,293
Accounts receivable – third parties, net	47,077	117,076
Accounts receivable – related parties, net	90,420	107,816
Inventories	116,792	188,582
Prepayments and other current assets – third parties, net	86,647	72,541
Prepayments and other current assets – related parties, net	136,971	74,558

Total current assets	903,915	1,042,938

Non-current assets
Restricted cash	87,016	2,572
Investment securities – related parties	2,116	2,221
Securities pledged to an investor	-	315,796
Loan receivable from a related party	301,424	269,539
Property, equipment and software, net	235,447	316,447
Intangible assets	116,479	116,500
Operating lease right-of-use assets	125,541	144,029
Equity method investments	13,002	7,499
Other non-current assets – third parties	72,499	67,009
Other non-current assets – related parties	858	1,113

Total non-current assets	954,382	1,242,725

Total assets	1,858,297	2,285,663

LOTUS TECH

group-lotus.com

Lotus Technology Inc.

Unaudited Condensed Consolidated Balance Sheets (Con’d)

(All amounts in thousands)

	As of
	September 30, 2025	December 31, 2024
	US$	US$
LIABILITIES AND SHAREHOLDERS' DEFICIT
Current liabilities
Short term borrowings – third parties	490,962	602,949
Short-term borrowings – related parties	629,167	199,570
Accounts payable – third parties	72,682	61,752
Accounts payable – related parties	428,397	410,433
Contract liabilities – third parties	25,268	33,964
Operating lease liabilities – third parties	13,552	14,094
Accrued expenses and other current liabilities – third parties	283,271	389,791
Accrued expenses and other current liabilities – related parties	186,943	214,760
Share buyback forward liabilities	-	117,059
Put option liabilities	-	309,115
Convertible notes - related parties	124,959	113,910

Total current liabilities	2,255,201	2,467,397

Non-current liabilities
Long-term borrowings	83,847	-
Contract liabilities – third parties	7,295	8,683
Operating lease liabilities – third parties	62,425	68,331
Operating lease liabilities – related parties	3,528	10,729
Warrant liabilities	1,034	3,340
Exchangeable notes	132,007	102,999
Convertible notes - third parties	81,439	74,246
Convertible notes - related parties	76,358	-
Deferred tax liabilities	1,425	-
Deferred income	297,302	293,923
Other non-current liabilities – third parties	117,395	114,770
Other non-current liabilities – related parties	1,553	1,471

Total non-current liabilities	865,608	678,492

Total liabilities	3,120,809	3,145,889

LOTUS TECH

group-lotus.com

Lotus Technology Inc.

Unaudited Condensed Consolidated Balance Sheets (con’d)

(All amounts in thousands)

	As of
	September 30, 2025	December 31, 2024
	US$	US$
SHAREHOLDERS’ DEFICIT
Ordinary shares	7	7
Additional paid-in capital	1,918,892	1,785,664
Treasury stock	(141,575)	-
Accumulated other comprehensive income	40,063	55,165
Accumulated deficit	(3,072,151)	(2,693,698)

Total shareholders' deficit attributable to ordinary shareholders	(1,254,764)	(852,862)
Noncontrolling interests	(7,748)	(7,364)
Total shareholders' deficit	(1,262,512)	(860,226)

Total liabilities and shareholders' deficit	1,858,297	2,285,663

LOTUS TECH

group-lotus.com

Appendix B

Lotus Technology Inc.

Unaudited Condensed Consolidated Statements of Comprehensive loss

(All amounts in thousands, except for share and per share/ADS data)

	For the Nine Months Ended September 30,
	2025	2024
	US$	US$
Revenues:
Sales of goods	330,392	624,249
Service revenues	25,366	28,574
Total revenues	355,758	652,823
Cost of revenues:
Cost of goods sold	(307,283)	(580,820)
Cost of services	(19,733)	(12,888)
Total cost of revenues	(327,016)	(593,708)
Gross profit	28,742	59,115
Operating expenses:
Research and development expenses	(129,806)	(227,525)
Selling and marketing expenses	(116,664)	(259,804)
General and administrative expenses	(92,667)	(175,342)
Government grants	4,951	5,811
Impairment of long-lived assets	(51,646)	-
Total operating expenses	(385,832)	(656,860)
Operating loss	(357,090)	(597,745)
Interest expenses	(41,039)	(20,557)
Interest income	20,574	15,276
Investment income, net	11,045	10,799
Foreign currency exchange gains, net	28,444	14,963
Changes in fair values of liabilities, excluding impact of instrument-specific credit risk	(28,708)	(88,062)
Loss before income taxes and share of results of equity method investments	(366,774)	(665,326)
Income tax expense	(16,685)	(1,155)
Share of results of equity method investments	5,004	(39)
Net loss	(378,455)	(666,520)
Less: Net loss attributable to noncontrolling interests	(2)	(1,402)
Net loss attributable to ordinary shareholders	(378,453)	(665,118)
Accretion of redeemable convertible preferred shares	-	(2,979)
Net loss available to ordinary shareholders	(378,453)	(668,097)
Loss per ordinary share[1]
—Basic and diluted	(0.58)	(1.05)
Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share[1]
—Basic and diluted	655,416,645	636,737,124

1 Shares outstanding for all periods reflect the adjustment for recapitalization upon the consummation of merger transaction in February 2024.

LOTUS TECH

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Lotus Technology Inc.

Unaudited Condensed Consolidated Statements of Comprehensive loss (cont’d)

(All amounts in thousands, except for share and per share/ADS data)

	For the Nine Months Ended September 30,
	2025	2024
	US$	US$
Net loss	(378,455)	(666,520)

Other comprehensive (loss)/income:
Fair value changes of liabilities due to instrument-specific credit risk, net of nil income taxes	3,994	230
Foreign currency translation adjustment, net of nil income taxes	(19,096)	118

Total other comprehensive (loss)/income	(15,102)	348

Total comprehensive loss	(393,557)	(666,172)
Less: Total comprehensive loss attributable to noncontrolling interests	(2)	(1,402)
Total comprehensive loss attributable to ordinary shareholders	(393,555)	(664,770)

LOTUS TECH

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Appendix C

Lotus Technology Inc.

Unaudited Condensed Consolidated Statements of Comprehensive loss

(All amounts in thousands, except for share and per share/ADS data)

	For the Three Months Ended September 30,
	2025	2024
	US$	US$
Revenues:
Sales of goods	132,907	241,356
Service revenues	4,525	13,352
Total revenues	137,432	254,708
Cost of revenues:
Cost of goods sold	(122,398)	(239,938)
Cost of services	(4,158)	(6,567)
Total cost of revenues	(126,556)	(246,505)
Gross profit	10,876	8,203
Operating expenses:
Research and development expenses	(37,501)	(52,671)
Selling and marketing expenses	(37,669)	(55,530)
General and administrative expenses	(29,311)	(63,364)
Government grants	85	3,323
Impairment of long-lived assets	(142)	-
Total operating expenses	(104,538)	(168,242)
Operating loss	(93,662)	(160,039)
Interest expenses	(7,398)	(8,849)
Interest income	7,417	6,618
Investment income, net	1,645	7,303
Foreign currency exchange gains (losses), net	(12,081)	19,392
Changes in fair values of liabilities, excluding impact of instrument-specific credit risk	39,376	(69,495)
Loss before income taxes and share of results of equity method investments	(64,703)	(205,070)
Income tax expense	(1,642)	(800)
Share of results of equity method investments	930	(398)
Net loss	(65,415)	(206,268)
Less: Net loss attributable to noncontrolling interests	-	(469)
Net loss attributable to ordinary shareholders	(65,415)	(205,799)
Loss per ordinary share
—Basic and diluted	(0.10)	(0.30)
Weighted average number of ordinary shares outstanding used in computing net loss per ordinary share
—Basic and diluted	647,705,809	675,897,690

LOTUS TECH

group-lotus.com

Lotus Technology Inc.

Unaudited Condensed Consolidated Statements of Comprehensive loss (con’d)

(All amounts in thousands, except for share and per share/ADS data)

	For the Three Months Ended September 30,
	2025	2024
	US$	US$
Net loss	(65,415)	(206,268)

Other comprehensive (loss)/income:
Fair value changes of liabilities due to instrument-specific credit risk, net of nil income taxes	(2,784)	631
Foreign currency translation adjustment, net of nil income taxes	(14,455)	(294)

Total other comprehensive (loss)/income	(17,239)	337

Total comprehensive loss	(82,654)	(205,931)
Less: Total comprehensive loss attributable to noncontrolling interests	-	(469)
Total comprehensive loss attributable to ordinary shareholders	(82,654)	(205,462)

LOTUS TECH

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Appendix D

Lotus Technology Inc.

Unaudited Reconciliation of GAAP and Non-GAAP results (Adjusted net loss/Adjusted EBITDA)

(All amounts in thousands)

	For the Nine Months Ended September 30,
	2025	2024
	US$	US$
Net loss	(378,455)	(666,520)
Share-based compensation expenses	2,255	33,565
Adjusted net loss	(376,200)	(632,955)
Net loss	(378,455)	(666,520)
Interest expenses	41,039	20,557
Interest income	(20,574)	(15,276)
Income tax expense	16,685	1,155
Share-based compensation expenses	2,255	33,565
Depreciation	45,010	63,153
Adjusted EBITDA	(294,040)	(563,366)

	For the Three Months Ended September 30,
	2025	2024
	US$	US$
Net loss	(65,415)	(206,268)
Share-based compensation expenses	40	(2,329)
Adjusted net loss	(65,375)	(208,597)
Net loss	(65,415)	(206,268)
Interest expenses	7,398	8,849
Interest income	(7,417)	(6,618)
Income tax expense	1,642	800
Share-based compensation expenses	40	(2,329)
Depreciation	9,358	23,867
Adjusted EBITDA	(54,394)	(181,699)